SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Notification of Late Filing

(Check one):     [ ]     Form 10-KSB;     [ ]     Form 20-F;

                          [ x ]     Form 10-QSB;    [ ]      Form N-SAR

For period ended: June 30, 2000

[ ]     Transition Report on Form 10-K and Form 10-KSB

[ ]     Transition Report on Form 20-F

[ ]     Transition Report on Form 11-K

[ ]     Transition Report on Form 10-Q or Form 10-QSB

[ ]     Transition Report on Form N-SAR

For the transition period ended

SEC File Number 33-26899-D
CUSIP Number

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: .

PART I - REGISTRANT INFORMATION

The J. Rish Group
(Full Name of Registrant)

(Former Name, if Applicable)

6748 Renoir
Baton Rouge, Louisiana 70816
(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).

[ x ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]     (b)     The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]      (c)     The accountant's statement or other exhibit required by Rule
12b25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB,
11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 10-QSB could not be filed because the Registrant has not had enough time to compile the consolidated financial statements.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Julian P. Rish               (225) 926-0596
    (Name)          (Telephone Number, including area code)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [ x ]     Yes     [ ]     No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [    ]     Yes     [ x ]     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE J. RISH GROUP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: August 10, 2000	By:	/s/ Julian P. Rish
Julian P. Rish
Chief Executive Officer